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                          DALRADA FINANCIAL CORPORATION
                          9449 Balboa Avenue, Suite 211
                           San Diego, California 92123
                   OFFICE: (858) 277-5300 FAX: (858) 277-5379

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           December 22, 2005

           Daniel Lee
           Attorney-Advisor
           Division of Corporate Finance
           Securities and Exchange Commission
           Division of Corporate Finance
           100 F. Street, N.E.   Room 4561
           Washington, D.C. 20549-0404

           Re:    Dalrada Financial Corporation
                  Amendment No. 5 to Registration Statement on Form SB-2 File No. 333-120019

           Via Fax:  202-772-9210

                   Pursuant to Rule 461 of Regulation C under the Securities Act, Dalrada Financial Corporation, respectfully requests that the effective date of the Form SB-2/A Registration Statement referred to above, to be qualified on December 23, 2005, at 5:00 PM EST or as soon as possible thereafter.

                  Dalrada Financial Corporation acknowledges that:

o Should the commission or the staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

           Yours truly,

           /s/ Brian Bonar
           ------------------
           Brian Bonar
           President and Chief Operating Officer